SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2002

                             World Heart Corporation
                       -----------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                      -----------------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                      -----------------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                      -----------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X       Form 40-F
                                     ---                 ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X
                                 ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                  -----------------------.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated November 11, 2002, announcing its third quarter results for the 2002 fiscal year.

For Immediate Release

                        WORLDHEART ANNOUNCES Q3 RESULTS:
                        -------------------------------
                    Revenues Up, Expenses and Cash Usage Down


OTTAWA, Ont. - November 11, 2002 (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the third quarter, and nine months ended September 30, 2002. Revenues for the nine months were up 50%, and expenses were down 27%, compared with the same nine months last year. All revenues in both periods related exclusively to sales of Novacor(R) LVAS and related hardware. Unit sales of Novacor(R) LVAS were 32 in the third quarter, up 39% from the second quarter this year.

Sixteen new clinics began using Novacor(R) LVAS so far this year in the United States, Canada and Europe. These centers have begun Novacor(R) LVAS implants, and together with growing use in existing centers, are expected to contribute significant growth in demand for Novacor(R) LVAS next year. European sales were reduced in the first half of this year, pending release of the company's enhanced ePTFE inflow conduit. The ePTFE conduit was released in Europe at the end of the second quarter, resulting in increased European sales for the third quarter. Clinical results of implants using the ePTFE conduit have been extremely positive, contributing to continued growth in sales entering the fourth quarter.

"Premarket Approval (PMA) Supplement to approve the use of the ePTFE conduit with the Novacor(R) LVAS has been submitted in the U.S.," said Rod Bryden, President and CEO of WorldHeart.

"We expect sales for Novacor(R) LVAS to approximately double over the next five quarters, reflecting expansion in active implant centers and anticipated approval of the ePTFE conduit in the U.S. and eventually in Canada," Mr. Bryden said.

Revenues for the first nine months of 2002 were $8,191,284, compared with $5,458,380 for the same period last year. Gross margin for the same period was ($385,916), compared with ($1,113,615) a year ago. Net loss for the nine months was $37,366,333, or $2.11 per share, compared with $45,372,399, or $3.00 per share last year. Total cash applied to operations during the first nine months of this year was $19,884,909, compared with $32,614,456 a year ago.

For the three months ended September 30, 2002, revenues were $3,049,036, compared with $2,636,728 a year ago, providing gross margin in the second quarter this year of ($127,340), compared with $487,289 last year. Net loss for the third quarter was $14,363,490, or $0.80 per share, compared with $16,968,842, or $1.12 per share a year ago. The operating loss was $9,414,680 for the third quarter, compared with $13,351,135 for the same period last year. Total cash used during the third quarter this year was $3,766,916, compared with $11,223,833 for the same period last year. Cash and short-term investments on hand at September 30, 2002 was $2,341,550, compared with $13,706,770 at the same date a year ago. Cash balances at September 30, 2002 do not include $3,500,000 remaining under an agreement with Technology Partnership Canada (TPC), which is expected to be received during the fourth quarter.

Revenue growth through 2003 is expected to accelerate as we add sales representatives in the U.S., and expand the sales and marketing activities with Edwards Lifesciences LLC in Europe and Japan," Rod Bryden said. "This revenue growth, and achieving by the end of the fourth quarter the full benefits of expense reduction actions taken in the second quarter, are expected to continue to reduce operating losses and cash requirements. However, additional capital will be required early in 2003 to fund the continued operation of the business. Actions are in process to bring in the required capital," he said.

"On Tuesday, November 6, 2002, it was announced that the US Food and Drug Administration (FDA) had approved the use of a pulsatile implantable LVAD (left ventricular assist device) for "Destination Therapy" for end-stage heart failure patients who are not candidates for transplantation. This is a positive and significant step toward expanding the eligible patient population and bringing LVAD technology to wide acceptance as a therapy for end-stage heart failure. WorldHeart submitted a PMA Supplement to the FDA for approval of the Novacor(R) LVAS for this indication on August 15, 2002. While expedited review was granted by the FDA, the Agency declined to file the application until resolution of an issue respecting the data submitted in support of the application. The company is pursuing the review process provided by the FDA to seek to resolve this issue. A final conclusion on filing may not be reached until early next year," Mr. Bryden said.

Worldwide, 1400 patients have received the Novacor(R) LVAS. More than 90% of these patients were implanted while awaiting heart transplantation. No deaths have been attributed to device failure, an unmatched record. A total of 296 recipients have been supported by their device for more than 6 months. Within that total, 116 recipients have been supported for over one year, 26 recipients for over two years, 9 recipients for over three years, and 3 recipients have been supported for over four years - statistics unmatched by any other implanted cardiac assist device on the market.

Novacor(R) LVAS is already approved in Europe without restriction for use by heart-failure patients; and in the U.S. and Canada as a bridge to heart transplantation. It is the only LVAD approved for long-term use in Japan.

As clinical focus shifts to long-term use of LVADs, the unmatched record of Novacor(R) LVAS for reliability, durability and predictability, is expected to become an increasingly important factor in device selection. WorldHeart will focus its production, marketing, sales and support capabilities on building market share for Novacor(R) LVAS during the next four years. During that time, the company will invest in bringing the next-generation HeartSaverVAD(TM) to market.

"On August 21, 2002, WorldHeart announced that the HeartSaverVAD(TM) program would be revised. Technologies developed by WorldHeart since 1996, in addition to technologies licensed from the University of Ottawa Heart Institute, and technologies included in the acquisition of Novacor(R) LVAS, provided the basis for dramatic enhancements to HeartSaverVAD(TM). Planning for the HeartSaverVAD(TM) development and trials program advanced during the third quarter, to permit launching the development program in the fourth quarter. We believe that this program will deliver to heart-failure patients an attractive alternative to medical therapy or other alternatives for long-term support," Mr. Bryden said.

Dr. Tofy Mussivand, Chief Scientific Officer of WorldHeart, described HeartSaverVAD(TM) as a breakthrough in VAD design: "The next generation HeartSaverVAD has advanced significantly since announcement of the revised product development program on August 21, 2002. HeartSaverVAD(TM) will be bearingless and magnetically actuated, contributing to its reliability and durability. The enhanced HeartSaverVAD(TM) will be fully implantable, pulsatile and remotely monitored and controlled. The design eliminates the volume displacement chamber, and provides full pulsatility in a device that will be less than half the size and weight of the Novacor(R) LVAS," Dr. Mussivand stated.

"At less than 350 ml in volume, HeartSaverVAD(TM) will comfortably support most teenage and adult patients. Thoracic or abdominal placement will be the choice of the patient and clinician, and patient comfort and convenience will contribute to a near-normal lifestyle. We believe that achieving these results, while preserving the natural pulsing blood flow to match normal body demands, will make HeartSaverVAD(TM) attractive to heart-failure patients," Dr. Mussivand said.

Mr. Bryden concluded that: "Novacor(R) LVAS provides WorldHeart with the most reliable device of the current generation to support heart-failure patients. HeartSaverVAD(TM) promises to be the breakthrough product of the next-generation, coming to market in four to five years."

About the Novacor(R) LVAS
WorldHeart's Novacor(R) LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. Novacor(R) LVAS is already approved in Europe without restrictions for use by heart failure patients; and in the United States and Canada as a bridge to heart transplantation. It is approved for use in Japan by cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative but a heart transplant.

About WorldHeart
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in gaining access to required capital, in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars


For more information, please contact:
-------------------------------------
Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or
(510) 563-4995
communications@worldheart.com

World Heart Corporation
Summary Consolidated Statement of Loss
Amounts in thousands (except per share data), Canadian Dollars

-------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                 Nine months ended
                                                          September 30,    September 30,    September 30,   September 30,
                                                                   2002             2001             2002            2001
-------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)      (unaudited)      (unaudited)     (unaudited)

Revenue                                                     $     3,049     $      2,636      $     8,191     $     5,458
Cost of goods sold                                               (3,176)          (2,149)          (8,577)         (6,572)
                                                            --------------------------------------------------------------
Gross margin                                                       (127)             487             (386)         (1,114)
                                                            --------------------------------------------------------------
Expenses
  Selling, general and administrative                            (2,509)          (2,873)          (7,798)         (7,721)
  Research and development                                       (4,947)          (7,232)         (18,232)        (24,083)
  Amortization of intangibles                                    (1,831)          (3,733)          (5,492)        (11,199)
                                                            --------------------------------------------------------------
                                                                 (9,287)         (13,838)         (31,522)        (43,003)
                                                            --------------------------------------------------------------

Loss before the undernoted                                       (9,414)         (13,351)         (31,908)        (44,117)

Other income (expenses)                                          (4,949)          (3,699)          (5,458)         (6,243)
Recovery of future income taxes                                       -               81                -           4,988
                                                            --------------------------------------------------------------

Net loss for the period                                     $   (14,363)    $    (16,969)     $   (37,366)   $    (45,372)
                                                            --------------------------------------------------------------
Weighted average number of common  shares                    17,970,127       15,099,392       17,715,105      15,111,393
                                                            --------------------------------------------------------------
Basic and diluted loss per common share                     $     (0.80)    $      (1.12)     $     (2.11)   $      (3.00)
--------------------------------------------------------------------------------------------------------------------------


World Heart Corporation
Summary Consolidated Statement of Cash Flows
Amounts in thousands, Canadian dollars

--------------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                 Nine months ended
                                                          September 30,    September 30,    September 30,   September 30,
                                                                   2002             2001             2002            2001
--------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)      (unaudited)      (unaudited)     (unaudited)

CASH FLOWS FROM (USED IN)

Operating activities                                        $   (2,336)      $   (9,613)       $ (17,966)    $   (29,255)
Investing activities                                            (1,344)            (286)           5,108          20,354
Financing activities                                               (41)          (1,262)            (197)         (1,341)
Effect of exchange rate changes on cash
     And cash equivalents                                          (45)             (63)              52            (176)
                                                              ------------------------------------------------------------
Increase / (decrease) in cash and cash
     equivalents for the period                                 (3,766)         (11,224)         (13,003)        (10,418)

Cash and cash equivalents beginning of the period                6,108           24,431           15,345          23,625
                                                              ------------------------------------------------------------
Cash and cash equivalents end of the period                 $    2,342       $   13,207       $    2,342     $    13,207
--------------------------------------------------------------------------------------------------------------------------

World Heart Corporation
Summary Consolidated Balance Sheet
Amounts in thousands, Canadian Dollars

--------------------------------------------------------------------------------------------------------------------------
                                                                                            September 30,    December 31,
                                                                                                     2002            2001
--------------------------------------------------------------------------------------------------------------------------
                                                                                              (unaudited)
ASSETS
    Current assets                                                                              $  15,395        $ 37,854
    Cash pledged as collateral for lease                                                            1,190               -
    Capital assets                                                                                  4,561           5,294
    Goodwill and other intangible assets                                                           29,243          34,735
                                                                                      ------------------------------------
                                                                                                $  50,389        $ 77,883
                                                                                      ------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Current liabilities                                                                         $  14,649        $ 11,656
    Preferred shares                                                                               71,204          65,685
    Capital lease obligation                                                                            -              64
                                                                                      ------------------------------------
                                                                                                   85,853          77,405
                                                                                      ------------------------------------
Shareholders' equity
    Common stock, special warrants, rights and contributed surplus                                131,518         130,094
    Accumulated deficit                                                                          (166,982)       (129,616)
                                                                                      ------------------------------------
                                                                                                  (35,464)            478
                                                                                      ------------------------------------
                                                                                                $  50,389       $  77,883
--------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    World Heart Corporation


Date: November 12, 2002             By:/s/ Ian Malone
                                       -----------------------------------
                                       Name:   Ian Malone
                                       Title:  Vice President Finance and
                                               Chief Financial Officer